CONSENT OF DONALD HULSE

The undersigned hereby consents to the references to, and the information derived from, the report titled “NI 43-101 Technical Report on Resources: Gramalote Project: Providencia, Colombia” dated June 8, 2012, and to the references, as applicable, to the undersigned's name included in or incorporated by reference in the Annual Report on Form 40-F being filed by B2Gold Corp., dated March 31, 2014, which is also being incorporated by reference into the registration statement on Form S-8 (No. 333-192555) of B2Gold Corp.

/s/ Donald Hulse
Donald Hulse
March 31, 2014